UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Nyer Medical Group, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.0001 PER SHARE

(Title of Class of Securities)

670711100 (CUSIP Number)

February 17, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 670711100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Around the Clock Partners, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware, USA

Number of Shares Beneficially by owned by Each Reporting Person With:	5. Sole Voting Power 241,886
6. Shared Voting Power 0
7. Sole Dispositive Power 241,886
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 241,886
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 6.39%
12.	Type of Reporting Person (See Instructions) PN

Item 1.	(a)	Nyer Medical Group Inc.

	(b)	1292 Hammond Street Bangor, ME 04401

Item 2.	(a)	Around the Clock Partners, LP

	(b)	721 First Avenue N St Petersburg, FI 33701

	(c)	USA

	(d)	Common Stock

	(e)	670711100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4.	Ownership.

(a) Amount beneficially owned: 241,886.

(b) Percent of class: 6.39%.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 241,886.

(ii) Shared power to vote or to direct the vote 0.

(iii) Sole power to dispose or to direct the disposition of 241,886.

(iv) Shared power to dispose or to direct the disposition of 0.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company N/A

Item 8.	Identification and Classification of Members of the Group N/A

Item 9.	Notice of Dissolution of Group N/A

Item 10.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2005

AROUND THE CLOCK PARTNERS, LP

By:	Around the Clock Trading and Capital Management, LLC, General Partner

By:	/s/ Wayne Anderson
Wayne Anderson
Managing Member